MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Fourth Quarter and Fiscal Year 2007 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – July 18, 2007– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three months and year ended April 30, 2007 and an update on its programs.

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “Fiscal year 2007 was an important year for us since it brought us closer to a pivotal Phase III clinical result for Omigard™ our first-in-class drug candidate for preventing catheter-related infections and provided us important Phase II proof of concept clinical results for celgosivir our first-in-class hepatitis c drug candidate. These milestones are significant since they set us up for some key value-driving opportunities in our next fiscal year and support our team’s commitment to advance therapy, improve health, and enrich life.”

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): A pivotal Phase III study is in progress in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of OmigardTM vs. 10% povidone-iodine for the prevention of central venous catheter-related infections, which was originally intended to enroll approximately 1,250 hospitalized patients. This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial.

On April 30, 2007 Cadence Pharmaceuticals, our North American and European development and commercialization partner for OmigardTM, announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial.  Cadence must obtain the FDA’s concurrence with the proposed increase in enrollment and this process has been initiated. Cadence expects to complete enrollment in the CLIRS study by mid-2008 and with positive results they plan to submit a New Drug Application (NDA) to the US FDA and a Marketing Authorization Application (MAA) to European regulatory authorities, for marketing approval in the US and Europe respectively.  Further guidance from Cadence on the timing of these milestones is expected, once the process with the FDA is complete.

Celgosivir (MX-3253; oral α-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): Final top-line results of a Phase II combination study in non-responder and partial responder patients were announced April 11, 2007, demonstrating proof-of-concept and evidence of clinical benefit when adding celgosivir to the current standard-of-care HCV therapy (pegylated interferon plus ribavirin) as compared to the active control treatment (standard-of-care alone) in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin.

Data from the Phase II non-responder study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

On April 27, 2007, pursuant to a Material Transfer and License Option Agreement with Schering-Plough, we provided Schering for their exclusive review a data package incorporating the results of the non-responder study. On June 26, 2007, Schering advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at this time. MIGENIX is, therefore now free to advance discussions with other interested parties. Schering expressed a willingness to consider providing us with guidance on study design and drug supplies in support of celgosivir’s further clinical development.

In conjunction with the non-responder study a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 31 patients continuing treatment in the extension protocol 15 patients completed 48 weeks of treatment. Patients are being followed to week 72.  Since this is primarily an expanded access protocol, and not a clinical study, anecdotal data, primarily related to safety will be available on individual patients by calendar year-end.

In October 2006 we began a Phase II combination viral kinetics study of celgosivir in patients with chronic HCV (genotype 1) infection who have not received prior treatment for their infection. The focus of this study is on viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b with ribavirin. As reported previously, enrollment in the study has been slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement for in-clinic stays, and, to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments. Interim 4-week data from the study are expected in approximately 10 patients in the third quarter 2007, with guidance for 12-week data to be provided in conjunction with the 4-week data.

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. We plan to submit an Investigational New Drug (IND) application to the US FDA in the first quarter of 2008 for the future development of celgosivir.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences, Inc., our development and commercialization partner for CLS001, is conducting a Phase II rosacea clinical trial in the United States. The Phase II trial is a randomized, vehicle-controlled, double-blind, multi-center study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is expected to be completed by the end of 2007.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): Good Laboratory Practices (“GLP”) non-clinical studies were initiated in April 2007 and could be completed in approximately 12 months. Timing for completion of the GLP studies is dependent upon (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources. Prior to initiating clinical trials in humans with MX-2401 the Company will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and various other activities. In May 2007, 50,000 Series A and 50,000 Series B preferred shares were converted into 158,342 common shares to pay US$100,000 in milestones achieved during April 2007 in the MX-2401 program. A $9.3 million investment commitment from Technology Partnerships Canada is associated with this program.

MX-4565 (small molecule; treatment of neurodegenerative diseases): In June 2007 we were awarded a grant from the Michael J. Fox Foundation to fund research in our MX-4565 program. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

Other Matters: In March 2007 5,250,000 Series C preferred shares were redeemed for an aggregate amount of US$1 following MIGENIX’s termination of the license agreement with Idera Pharmaceuticals (formerly Hybridon Inc.); this license agreement relates to an inactive program (MX-1121) that was written off by the Company in April 2004.

We received notice of the early termination of our current lease at 3650 Wesbrook Mall in Vancouver due to a redevelopment of the site and are currently seeking new space in the Vancouver area.

We received notices from Pfizer and Wyeth terminating the agreements we acquired as part of our merger with MitoKor in August 2004. To date, no agreement-associated milestone payments or royalty income was received by MIGENIX pursuant to these agreements.

FINANCIAL RESULTS

For the three months ended April 30, 2007 (“Q4/07”), MIGENIX incurred a loss of $3.1 million (Q4/06: $3.0 million) or $0.03 (Q4/06: $0.05) per common share and for the year ended April 30, 2007 (“Fiscal 2007”) the loss is $16.1 million compared to $11.3 million for the year ended April 30, 2006 (“Fiscal 2006”) or $0.19 (Fiscal 2006: $0.16) per common share. The increase in the Fiscal 2007 loss compared to the Fiscal 2006 loss is principally attributable to: (i) a $3.3 million write-down of intangible assets as at January 31, 2007 related to the MX-4509 program (see “Write-down Intangible Assets”); (ii) $1.4 million accretion of the convertible royalty participation units ($nil in Fiscal 2006 – see “Other Income and Expenses”); and (iii) lower revenues in Fiscal 2007 (see “Revenues”).

Revenues

During Q4/07, Q4/06 and Fiscal 2007 the Company had no licensing revenue. In Q3/06 the Company completed a license agreement with Cutanea Life Sciences resulting in $0.2 million of licensing revenue in Fiscal 2006.

During Fiscal 2007 the Company had nominal (< $0.1 million) research and development collaboration revenue (Fiscal 2006: $0.3 million). These research and development collaboration revenues were principally pursuant to the sale of omiganan drug substance to Cadence and Cutanea.

Research and Development Expenses

Research and development expenses in Q4/07 were $1.9 million (Q4/06: $1.8 million) and were $7.5 million for Fiscal 2007 (Fiscal 2006: $7.7 million). The following table summarizes our research and development expenses for the periods indicated:

	Three months ended April 30		Financial years ended April 30
	2007	2006	2007	2006
Program Expenses	Canadian dollars, millions
Omiganan 1% gel (partnered)	0.0	0.0	0.0	0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.3	0.5	1.5	2.1
MX-2401	0.2	0.0	1.1	0.6
MX-4509	0.1	0.1	0.2	0.2
Other Projects	0.1	0.0	0.3	0.3
Total Program Expenses	0.7	0.6	3.1	3.2

Unattributed Expenses
Personnel	0.7	0.7	2.7	2.7
Patent costs	0.2	0.3	0.8	0.9
Other	0.3	0.2	0.9	0.9
Total Unattributed Expenses	1.2	1.2	4.4	4.5

Total Research & Development Expenses	$1.9	$1.8	$7.5	$7.7

Our Omiganan programs are being advanced by development and commercialization partners (Cadence Pharmaceuticals and Cutanea Life Sciences).

Celgosivir program costs decreased in Fiscal 2007 compared with Fiscal 2006 principally due to a non-clinical toxicity study completed in Fiscal 2006 and higher manufacturing costs in Fiscal 2006 in preparation for the Phase II non-responder and Phase II viral kinetics combination studies. These decreases were partially offset by an increase in Phase II study costs

Costs in the MX-2401 program increased in Fiscal 2007 principally due to the manufacture of the 1kg non-GMP batch required to start the GLP non-clinical studies. The Fiscal 2007 MX-2401 program costs are net of $0.5 million in TPC assistance (Fiscal 2006: $0.2 million).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.

General and Corporate Expenses

General and corporate expenses in Q4/07 were $0.9 million (Q4/06: $1.0 million) and were $3.6 million for Fiscal 2007 (Fiscal 2006: $3.4 million). Personnel costs were $0.5 million in Q4/07 (Q4/06: $0.7 million) and were $2.3 million for Fiscal 2007 (Fiscal 2006: $2.2 million).

Amortization

Amortization expense for equipment was $0.2 million for Fiscal 2007 (Fiscal 2006: $0.3 million).

Amortization expense for intangible assets was $0.6 million for Fiscal 2007 (Fiscal 2006: $0.7 million).

Write-down Intangible Assets

The write-down of intangible assets in Fiscal 2007 was $3.3 million (Fiscal 2006: $0.1 million). Pursuant to quarterly reviews of intangible assets during Fiscal 2007 we determined that a $3.3 million write-down was appropriate in respect of the MX-4509 program. This write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509.

Other Income and Expenses

Interest income was $0.6 million for Fiscal 2007 (Fiscal 2006: $0.3 million). The increase in Fiscal 2007 interest income resulted from higher average cash, cash equivalent and short-term investment balances and higher average interest rates. The average rate of return for Fiscal 2007 was 4.1% (Fiscal 2006: 2.6%).

Accretion expense related to the convertible royalty participation units for Q4/07 was $0.3 million (Q4/06: $nil) and is $1.4 million for Fiscal 2007 (Fiscal 2006: $nil). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares and should the estimate of royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated term of the convertible royalty participation units.

The foreign exchange gains and losses were nominal for each of Fiscal 2007 and Fiscal 2006.

Liquidity and Capital Resources

As of April 30, 2007, the Company had cash, cash equivalents and short term investments of $15.3 million (April 30, 2006: $9.4 million) and the Company’s net working capital was $14.6 million (April 30, 2006: $6.3 million). The $8.3 million increase in net working capital from April 30, 2006 is primarily attributable to the $17.9 million in net proceeds from the May 2006 and December 2006 financings, less the cash loss of $9.9 million (net loss excluding non-cash expenses: amortization, write-down of intangible assets, stock-based compensation, deferred share unit compensation, milestones being paid by conversion of preferred shares and accretion of the convertible royalty participation units) for the year ended April 30, 2007.

MIGENIX believes that its funds on hand at April 30, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the second or third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program, results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 94,463,806 (April 30, 2007: 94,237,205; April 30, 2006: 74,258,656) common shares outstanding; 29,465 convertible royalty participation units (April 30, 2007: 29,465; April 30, 2006: nil); and 9,250,000 (April 30, 2007: 9,350,000; April 30, 2006: 14,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call Wednesday July 18, 2007 at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  To participate in the conference call, please dial 416-644-3417 or 1-800-731-5774. The call will be available for replay until July 26, 2007 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21239450#. The live and archived web cast can be accessed through the company's website at www.migenix.com for the next 90 days.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	April 30, 2007	April 30, 2006
Assets
Cash and cash equivalents	$ 2,945	$ 5,743
Short-term investments	12,365	3,642
Other current assets	1,245	706
Total current assets	$16,555	$10,091
Long-term investments	1	1
Equipment	881	936
Intangible assets	1,671	5,569
Deferred financing costs	473	-
Other assets	-	275
Total assets	$19,581	$16,872

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$1,958	$3,828
Current portion of capital lease obligation	-	5
Total current liabilities	$ 1,958	$ 3,833
Convertible royalty participation units	4,847	-
Preferred shares	115	-
Total liabilities	$6,920	$3,833

Shareholders’ equity
Common shares	$124,994	$117,666
Equity portion of convertible royalty participation units	4,554	-
Contributed surplus	7,830	4,038
Deficit	(124,717)	(108,665)
Total shareholders’ equity	$12,661	$13,039
Total liabilities and shareholders’ equity	$19,581	$16,872

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended April 30,		Year ended April 30,
	2007	2006	2007	2006
Revenue
Licensing	-	-	-	233
Research and development collaboration	-	-	19	341
	$ -	$ -	$ 19	$ 574
Expenses
Research and development	1,870	1,830	7,494	7,715
General and corporate	957	992	3,616	3,430
Amortization	154	239	847	970
Write-down of intangible assets	-	50	3,316	138
	$ 2,981	$ 3,111	$ 15,273	$ 12,253

Loss before other income (expense)	$ (2,981)	$ (3,111)	$ (15,254)	$ (11,679)
Accretion of convertible royalty participation units	(318)	-	(1,426)	-
Interest income	167	82	611	347
Foreign exchange gain (loss)	4	(3)	17	(18)
Loss for the period	$ (3,128)	$ (3,032)	$ (16,052)	$ (11,350)
Deficit, beginning of period	(121,589)	(105,633)	(108,665)	(97,315)
Deficit, end of period	$(124,717)	$(108,665)	$(124,717)	$(108,665)

Basic and diluted loss per common share	$(0.03)	$(0.05)	$(0.19)	$(0.16)
Weighted avg. number of common shares outstanding (000’s)	94,058	74,258	82,590	73,054

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended April 30,		Year ended April 30,
	2007	2006	2007	2006
Loss for the period	$ (3,128)	$ (3,032)	$ (16,052)	$ (11,350)
Items not affecting cash:
Amortization	154	239	847	970
Write-down of intangible assets	-	50	3,316	138
Stock-based compensation	37	61	319	288
Issuance of deferred share units	-	-	96	-
Accretion of convertible royalty participation units	318	-	1,426	-
Milestone to be paid by conversion of preferred shares	116	-	116	-
Changes in non-cash working capital items relating to operating activities	(2,129)	710	(2,241)	1,992
Cash used in operating activities	$ (4,632)	$ (1,972)	$ (12,173)	$ (7,962)

Issuance of common shares, net of issue costs	-	-	10,133	5,559
Issuance of convertible royalty participation units	-	-	7,732	-
Proceeds on exercise of stock options	-	-	10	-
Proceeds on exercise of warrants	159	-	331	-
Repayment of capital lease obligation	-	(16)	(5)	(63)
Cash provided by (used in) financing activities	$ 159	$ (16)	$ 18,201	$ 5,496

Funds from (purchases of) short-term investments	2,489	3,932	(8,608)	7,060
Purchases of equipment	(17)	-	(218)	(32)
Cash provided by (used in) investing activities	$ 2,472	$ 3,932	$ (8,826)	$ 7,028

Increase (decrease) in cash and cash equivalents	$ (2,001)	$ 1,944	$ (2,798)	$ 4,562
Cash and cash equivalents, beginning of period	4,946	3,799	5,743	1,181
Cash and cash equivalents, end of period	$ 2,945	$ 5,743	$ 2,945	$ 5,743

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: having several significant milestones which set us up for key value driving opportunities in our next fiscal year; Cadence Pharmaceuticals completing enrollment in the CLIRS study by mid-2008 and with positive results planning to submit an NDA to the US FDA and a Marketing Authorization Application to European regulatory authorities, for marketing approval in the US and Europe respectively; data from the celgosivir Phase II extension protocol being available by the end of 2007; 4-week interim results from the Phase II combination study of celgosivir in approximately 10 treatment-naïve patients in the third quarter of 2007; submitting an IND in the US in the first quarter of 2008 for the future development of celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; completing the MX-2401 GLP non-clinical studies in approximately 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the second or third quarter of calendar 2008.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our fiscal 2008 milestones being value driving; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our partner Cadence Pharmaceuticals completing enrollment in the CLIRS clinical trial in mid-2008, obtaining positive results and submitting for regulatory approvals; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; to and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.